

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   August 5, 2008

Mr. Charles Camorata
Chief Executive Officer
Skreem Entertainment Corp.
11637 Orpington Street
Orlando, Florida 32817

> **Re: Skreem Entertainment Corp.**
> **Amendment No. 3 to Preliminary Information Statement**
> **On Schedule 14C**
> **Filed July 24, 2008**
> **File No. 000-52677**

Dear Mr. Camorata:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On page 3, please update the date of the Information Regarding Present Directors and Executive Officers chart. We note it is current through May 30, 2008.

2. We reissue comment 4 in our letter dated July 8, 2008. There remain several instances in your filing where it is unclear that the transaction with Diversified Global Holdings has been terminated. Please revise to remove all references to the DGH transaction that either state or imply the transaction will occur. Some examples include the following:

    *   On page 5, By completing the Reverse Split, "the company will reduce the number of issued and outstanding shares and allowing it to issue shares of common stock to complete the Acquisition Agreement with Diversified Global Holdings (DGH), Inc., dated April 22, 2008."
    *   On page 5, "The Board of Directors believes that the Reverse Split and Acquisition Agreement will benefit all stockholders . . . ."

3. We reissue comment 6 in our letter dated July 8, 2008. Please revise the first line of the first paragraph on page 2 to reflect that the par value per share of common stock is $0.001.

Effect of the Reverse Split on the Company, page 6

4. We reissue comment 7 in our letter dated July 8, 2008. In the third full paragraph under this heading, it appears that the figures listed are incorrect. If the par value per share of common stock is $0.001, then it would seem that the stated capital would decrease from $34,006.82 to $3,400.68. Please revise accordingly.

Additional Information, page 8

5. Please note that the zip code for the Securities and Exchange Commission is 20549. Please revise accordingly.

6. We note your revised disclosure in response to comment 12 in our letter dated July 8, 2008. However, it appears that the Quarterly Report filed on November 19, 2007 was amended on December 3, 2007 rather than December 13, 2007. Please revise accordingly.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael Krome, Esq.
       8 Teak Court
       Lake Grove, NY 11755